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                                             File No.


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                             FORM U-1


                     APPLICATION/DECLARATION


                              UNDER


          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


               NEW ENGLAND ELECTRIC RESOURCES, INC.
                   NEW ENGLAND ELECTRIC SYSTEM
                        25 Research Drive
                Westborough, Massachusetts  01582

            (Names of companies filing this statement and address of principal executive offices)
                                   NEW ENGLAND ELECTRIC SYSTEM

    (Name of top registered holding company in parent system)

John G. Cochrane                   Kirk L. Ramsauer
Treasurer                          Associate General Counsel
25 Research Drive                  25 Research Drive
Westborough, MA  01582             Westborough, MA  01582

           (Names and Addresses of agents for service)
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     New England Electric Resources, Inc. (NEERI), a wholly-
owned, non-utility subsidiary of New England Electric System
(NEES), was organized for the purpose of pursuing new business opportunities.

     NEES is a registered holding company under the Public
Utility Holding Company Act of 1935 (the Act), whose subsidiary companies include NEERI; New England Power Company, an electric generation subsidiary (NEP); retail electric utility subsidiaries; New England Power Service Company, a service company subsidiary (NEPSCO), and NEES Energy, Inc. (NEES Energy), a marketing subsidiary (collectively, the System).

1.   Item 1: Description of Proposed Transaction
     -------------------------------------------

     NEERI seeks to invest in Underwater Unlimited Diving Services, Inc. (UUDSI). UUDSI, a Florida corporation, is an underwater diving company providing inspection, evaluation, repair and remediation services to the hydroelectric industry.
In return for NEERI's equity investment of $1 million, UUDSI will issue 200,000 shares of convertible nonvoting preferred stock to NEERI.

     UUDSI is a small company with less than 25 permanent employees. Through a proposed joint venture (HydroServ) with UUDSI, NEERI and UUDSI will market and sell services to the hydroelectric industry. The size of the potential market is significant with approximately 80,000 dams in the United States. All hydro facilities are in need of regular inspection and some level of maintenance and repairs. By jointly marketing with UUDSI through HydroServ, NEERI believes that it will be able to provide "one-stop" shopping for customers on many projects with UUDSI contracting for the below-water work. This will provide a customer with a single contact for a portfolio of goods and services for the hydroelectric industry. NEERI believes that joint marketing effort will provide market focus and should reduce overall marketing and sales expenses for both NEERI and UUDSI. Rule 58 covers the formation of the HydroServ joint venture with UUDSI and joint marketing and sales efforts. NEERI will not finalize this proposed arrangement with UUDSI until after Rule 58 goes into effect, currently expected in late March.

     A.   Purchase of Equity in UUDSI
          ---------------------------

     As a result of working with UUDSI to explore the formation of a joint marketing venture, UUDSI approached NEERI about investing funds in UUDSI in order to provide UUDSI with development funds to invest in its underwater business. UUDSI has developed underwater maintenance and repair procedures that
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NEERI believes are unique in the industry and this investment by
NEERI will enable UUDSI to further refine and develop these procedures.

     Pursuant to a stock purchase agreement (the Stock Purchase Agreement) negotiated with UUDSI, NEERI intends to purchase 200,000 shares of UUDSI's convertible nonvoting preferred stock (the Shares) at a price of $5.00 per share, for a total equity investment of $1 million. As provided in the shareholders' agreement (the Shareholders' Agreement), the Shares may be converted to shares of voting and/or nonvoting common stock upon the closing of an initial public offering in which UUDSI's proceeds from such offering are not less than $15 million and in which the share offering price is $15 or more. The Shares will have full ratchet anti-dilution protection. NEERI's investment in the Shares will not result in NEERI's ownership of more than 5% of the voting securities of UUDSI.

     B.   Financing by NEES
          -----------------

     NEES proposes to provide financing for NEERI's investment in UUDSI by making a capital contribution in NEERI of not exceeding $1 million or acquiring not exceeding $1 million of non-interest bearing subordinated notes of NEERI. This investment will be in addition to previously authorized financings by NEES in NEERI.

     C.   Compliance with Rule 53
          -----------------------

     Neither NEES nor any subsidiary currently has an ownership interest in an exempt wholesale generator ("EWG") as defined in
Section 32 of the Act or a foreign utility company ("FUCO") as defined in Section 33 of the Act. Additionally, neither NEES nor any subsidiary is a party to, or has any rights under, a service, sales, or construction agreement with an EWG or FUCO. By its Order dated April 15, 1996 (HCAR 35-26504), the Commission has authorized financings by NEES for the purpose of acquiring EWGs and FUCOs as set forth in their Application/Declaration in File No. 70-8783. In the event that the total amount of authority requested in the above-referenced Application/Declaration (File No. 70-8783) is invested in connection with EWGs and FUCOs, NEES' "aggregate investment" (determined in accordance with Rule 53(a)(1)(i)) in EWGs and FUCOs would not exceed 50% of NEES' "consolidated retained earnings" (as defined in Rule 3(a)(1)(ii)) in compliance with the provisions set forth in Rule 53 under the Act. NEERI and its affiliates shall comply with the requirements of Rules 53 and 54 of the Act in connection with EWG and FUCO acquisitions and financings. No funds or borrowings requested in this filing will be used by NEERI, HydroServ, or any associated company to invest in EWGs and/or FUCOs.

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2.   Item 2: Fees, Commissions and Expenses
     --------------------------------------

     Services incidental to the transactions described herein will be performed by New England Power Service Company (NEPSCO) and billed to NEERI at the actual cost thereof. NEPSCO is an affiliated service company operating pursuant to Section 13 of the Act and the Commission's rules thereunder. The cost of such services to be paid by NEERI is not expected to exceed $5,000, to be incurred primarily by the Corporate Department (including attorneys) and the Treasury Department (including accountants). These amounts include a $2,000.00 filing fee paid by wire transfer to the Commission at the time of filing this application/declaration.

3.   Item 3: Applicable Statutory Provisions
     ---------------------------------------

     The sections of the Act and rules of exemptions thereunder that are believed to be applicable to the transactions are:

     Sections 6(a), 7, 9(a), 10, 12, 13, 22, 32, 33, and Rules
45, 53, and 54, all relating to the authority requested herein and Rule 58 upon its effectiveness.

4.   Item 4: Regulatory Approval
     ---------------------------

     No federal or state commission or regulatory body, other than the Commission, has jurisdiction over the proposed transactions.

5.   Item 5: Procedure
     -----------------

     The applicants request that the Commission take action with respect to this Application/Declaration without a hearing being held, on or before May 15, 1997.

     The applicants (i) do not request a recommended decision by a hearing officer; (ii) do not request a recommended decision by any other responsible officer of the Commission; (iii) hereby specify that the Division of Investment Management may assist in the preparation of the Commission's decision; and (iv) hereby request that there be no 30-day waiting period between the date of issuance of the Commission's Order and the date on which it is to become effective.

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6.   Item 6: Exhibits
     ----------------

     (a)  Exhibits

          *B-1 Form of Stock Purchase Agreement

          *B-2 Form of Shareholders' Agreement

          *F   Opinion of Counsel

          H    Proposed Form of Notice


          *To be filed by amendment.

     (b)  Financial Statements

          1-A       Balance Sheet of NEERI at December 31, 1996

          1-B       Statement of Income and Retained Deficit for
                    NEERI for twelve months ended December 31,
                    1996

          *2-A      Consolidated Balance Sheet of NEES at
                    December 31, 1996

          *2-B      Statement of Consolidated Income and Retained
                    Earnings for NEES for twelve months ended
                    December 31, 1996

          *3-A      Balance Sheet of UUDSI at December 31, 1996

          *3-B Income Statement of UUDSI for twelve months ended December 31, 1996

          *3-C Financial Statements for UUDSI for fiscal years 1992, 1993, 1994 and 1995.

          *27       Financial Data Schedules for NEERI and NEES

     * To be filed by amendment

7.   Item 7:   Environmental Effects
     -------------------------------

     The transactions proposed by this Application/Declaration do not involve a major federal action significantly affecting the quality of the human environment.

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                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Companies have duly caused this Application/Declaration on Form U-1 to be signed on their behalf by the undersigned officers thereunto duly authorized by the Companies.

                         NEW ENGLAND ELECTRIC RESOURCES, INC.

                            s/John G. Cochrane

                         By _____________________________
                              John G. Cochrane
                              Treasurer



                         NEW ENGLAND ELECTRIC SYSTEM

                             s/Michael E. Jesanis

                         By _____________________________
                               Michael E. Jesanis
                               Vice President and Treasurer





Dated: March 20, 1997









The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.